UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-11789

Explanatory Note: The Company previously filed its Form 15 on January 29, 2026.  That filing contained a typographical error.  This filing is being made to correct the prior typographical error, and to make clear that the Company does not have any remaining filing obligations for its common stock under Section 13(a) or 15(d) of the 1934 Act.

Encision, Inc.
(Exact name of registrant as specified in its charter)

6797 Winchester Circle, Boulder, CO 80301
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☒

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☒

Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  91

Pursuant to the requirements of the Securities Exchange Act of 1934,Encision, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 10, 2026	By:	/s/ Robert Fries
Robert Fries Interim CEO